Exhibit 99.1

HiSoft Reports Fourth Quarter and Full Year 2011 Financial Results

Company exceeds quarterly and full year guidance, achieves full year net revenues of US$219 million

BEIJING, February 29, 2012 – HiSoft Technology International Limited (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the fourth quarter and full year 2011 ended December 31, 2011.

Key Highlights

Fourth Quarter 2011 as compared to Fourth Quarter 2010

•                  Net revenues were US$64.9 million, up 52.8%

•                  Gross profit was US$23.5 million, up 53.3%

•                  Diluted net income per ADS(1) was US$0.22, compared to US$0.02

•                  Non-GAAP(2) diluted net income per ADS was US$0.31, compared to US$0.10

Full Year 2011 as compared to Full Year 2010

•                  Net revenues were US$219.0 million, up 49.4%

•                  Gross profit was US$76.6 million, up 42.1%

•                  Diluted net income per ADS was US$0.57, compared to US$0.45

•                  Non-GAAP diluted net income per ADS was US$0.90, compared to US$0.70

•                  Number of significant clients with revenue contribution over US$1 million increased from 27 to 36

•                  Total employees as of December 31, 2011 was 7,321, compared to 5,521

•                  Revenue realization per employee for the full year 2011 was US$34,105, compared to US$31,387

“I am pleased to report another solid quarter of growth capping a year of exceptional progress. We surpassed our targets and finished the year stronger in our financial and operational metrics across all service lines, verticals and geographic markets,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh.

Mr. Loh continued, “2011 was a transformative year for us as we invested to build our services portfolio of higher value-added solutions. Our robust results reflect the initial yield from this strategy as well as the disciplined execution to expand our significant client base, deepen levels of client penetration and accelerate inroads into Greater China, ending the fourth quarter with our domestic China business contributing 20.3% of our total revenues.”

“Last year, the number of significant clients with revenue contributions over US$1 million increased by 33% to 36. We are particularly pleased with the full year revenue growth of our Consulting and Packaged Solution services, which climbed over 300% from 2010. Together with developments across the technology and BFSI industries, our revenue realization per employee reached US$34,105,” he said.

(1)  Each American depositary share (“ADS”) represents 19 common shares.

(2)  Non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, non-GAAP basic and diluted net income per ADS and corresponding margins presented in this press release exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, follow-on offering expenses and success fee related to business acquisition. These non-GAAP measures and related reconciliations to GAAP measures are described in the sections “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” located elsewhere in this press release.

Loh concluded, “Our strategic efforts in 2011 position us to enter 2012 with great momentum. We will remain focused on the execution of our strategy of expanding our services portfolio with higher value-added solutions and driving profitable and sustainable growth.”

Fourth Quarter 2011 Financial Results

Net Revenues

Net revenues were US$64.9 million for the fourth quarter of 2011, an increase of 52.8% from US$42.5 million for the corresponding period in 2010. The strong year-over-year growth in net revenues was driven by strong demand across all service lines and geographic markets.

Net Revenues by Service Line

	Three Months Ended		Three Months Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
IT Services	39,700	61.1%	23,487	55.3%	69.0%
CPS	13,640	21.0%	3,707	8.7%	268.0%
ADM	26,060	40.1%	19,780	46.6%	31.7%
R&D Services	25,236	38.9%	19,007	44.7%	32.8%
Total Net Revenues	64,936	100.0%	42,494	100.0%	52.8%

HiSoft has two principal service lines: IT services and research and development (“R&D”) services. The Company divides IT services into two categories: consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were US$39.7 million for the fourth quarter of 2011, an increase of 69.0% from US$23.5 million for the corresponding period in 2010. The Company’s CPS services recorded year-over-year revenue growth of 268.0% supported by strong demand from customers in Greater China and the United States.

Net revenues from R&D services were US$25.2 million for the fourth quarter of 2011, an increase of 32.8% from US$19.0 million for the corresponding period in 2010.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Three Months Ended		Three Months Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
United States	30,324	46.7%	21,267	50.0%	42.6%
Japan	13,323	20.5%	9,692	22.8%	37.5%
Greater China	13,197	20.3%	5,453	12.8%	142.0%
Europe	4,851	7.5%	3,942	9.3%	23.0%
Asia South	3,241	5.0%	2,140	5.1%	51.5%
Total Net Revenues	64,936	100.0%	42,494	100.0%	52.8%

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States accounted for US$30.3 million or 46.7% of net revenues during the fourth quarter of 2011, followed by 20.5% for Japan, 20.3% for Greater China, 7.5% for Europe and 5.0% for Asia South, represented by countries in the Asia Pacific region excluding Japan and Greater China, formerly referred to as “Other.”

The Company’s efforts to expand its service capabilities with higher value-added solution services continued to drive strong net revenue growth, particularly in Asia. In the quarter, Greater China and Asia South recorded year-over-year net revenue growth of 142.0% and 51.5%, respectively.

Net Revenues based on Location of Contract Signing Entity

	Three Months Ended		Three Months Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
Greater China	26,856	41.4%	14,896	35.1%	80.3%
United States	14,836	22.8%	9,791	23.0%	51.5%
Japan	14,191	21.9%	11,292	26.6%	25.7%
Asia South	7,794	11.9%	5,263	12.3%	48.1%
Europe	1,259	2.0%	1,252	3.0%	0.5%
Total Net Revenues	64,936	100.0%	42,494	100.0%	52.8%

Measuring the Company’s net revenues based on the location of contract signing entity, Greater China accounted for 41.4% of net revenues in the fourth quarter of 2011, while the United States accounted for 22.8%, Japan accounted for 21.9%, Asia South accounted for 11.9% and Europe accounted for 2.0%.

In the fourth quarter of 2011, the Company achieved across-the-board, year-over-year net revenue growth based on the location of contract signing entity: the United States grew 51.5%, Japan grew 25.7%, Greater China grew 80.3%, Asia South grew 48.1% and Europe grew 0.5%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three, top five and top ten clients accounted for 21.8%, 31.6% and 45.2% of net revenues, respectively, during the fourth quarter of 2011, compared to 28.4%, 38.2% and 54.1%, respectively, for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit was US$23.5 million for the fourth quarter of 2011, an increase of 53.3% from US$15.4 million for the corresponding period in 2010. During the fourth quarter of 2011, gross margin remained relatively stable at 36.2% compared to 36.1% for the corresponding period in 2010.

Non-GAAP gross margin was 36.9% for the fourth quarter of 2011, improved from 36.6% in the corresponding period in 2010.

Operating Expenses

Total operating expenses were US$16.8 million for the fourth quarter of 2011, an increase of 12.2% from US$15.0 million for the corresponding period in 2010. Total operating expenses as percentage of total revenues improved to 25.9%, from 35.3% for the corresponding period in 2010. Excluding the bad debt provision of US$3.5 million recorded in the fourth quarter of 2010, operating expenses increased 46.1% year-over-year and operating expenses as a percentage of total revenues were 27.1% in the fourth quarter of 2010. The year-over-year increase was attributed to expenses linked to strengthening management and sales teams. There was also an increase in expenses associated with non-cash items, including share-based compensation expense for retention and incentive, the amortization of acquired intangible assets and the change in fair value of contingent consideration payable for business acquisition.

Operating Income and Operating Margin

Operating income for the fourth quarter of 2011 was US$6.7 million, an increase of 1,793.2% from US$0.4 million for the corresponding period in 2010. Non-GAAP operating income for the fourth quarter 2011 was US$9.7 million, an increase of 239.1% from US$2.9 million for the corresponding period in 2010. Excluding the bad debt provision of $3.5 million incurred in fourth quarter of 2010, the year-over-year improvements in operating income and non-GAAP operating income were 73.9% and 52.4%, respectively.

Operating margin expanded to 10.3% for the fourth quarter of 2011, compared to 0.8% for the same period in 2010. Non-GAAP operating margin was 14.9% for the fourth quarter of 2011, compared to 6.7% for the corresponding period in 2010. Excluding the bad debt provision of US$3.5 million incurred in the fourth quarter of 2010, operating margin and non-GAAP operating margin for the fourth quarter of 2010 were 9.1% and 15.0%, respectively.

Provision for Income Taxes

Provision for income taxes was US$0.5 million for the fourth quarter of 2011, compared to a US$0.2 million provision for income taxes in the fourth quarter of 2010.

Net Income and Net Income per ADS

Net income attributable to the Company was US$6.8 million for the fourth quarter of 2011, an increase of 1,192.2% from US$0.5 million for the corresponding period in 2010. Diluted net income per ADS was US$0.22 for the fourth quarter of 2011, compared to US$0.02 in the corresponding period of 2010.

Non-GAAP net income was US$9.8 million for the fourth quarter of 2011, an increase of 223.0% from US$3.0 million for the same period in 2010. Non-GAAP diluted net income per ADS was US$0.31 in the fourth quarter of 2011. Excluding the impact of the US$0.01 per ADS from foreign currency loss, non-GAAP diluted net income per ADS was US$0.32 in the fourth quarter of 2011, compared to US$0.10 in the corresponding period in 2010.

Full Year 2011 Financial Results

Net Revenues

Net revenues were US$219.0 million for the full year 2011, an increase of 49.4% from US$146.6 million in 2010. This increase was primarily the result of expanded service offerings, which attracted new customers, deepened penetration with existing clients and supported the expansion of the Company’s business in Greater China and Asia South.

Net Revenues by Service Line

	Full Year Ended		Full Year Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
IT Services	126,105	57.6%	76,824	52.4%	64.1%
CPS	37,567	17.2%	9,310	6.4%	303.5%
ADM	88,538	40.4%	67,514	46.0%	31.1%
R&D Services	92,884	42.4%	69,755	47.6%	33.2%
Total Net Revenues	218,989	100.0%	146,579	100.0%	49.4%

Net revenues from IT services were US$126.1 million for the full year 2011, an increase of 64.1% from US$76.8 million for 2010. The Company’s CPS services, comprising a portfolio of higher value-added solutions, recorded a 303.5% year-over-year increase.

Net revenues from R&D services were US$92.9 million for the full year 2011, an increase of 33.2% year-over-year from US$69.8 million for 2010.

Net Revenues by Geographic Markets

Net Revenues based on Location of Clients’ Headquarters

	Full Year Ended		Full Year Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
United States	107,925	49.3%	79,328	54.1%	36.0%
Japan	40,724	18.6%	33,779	23.0%	20.6%
Greater China	39,410	18.0%	12,662	8.6%	211.2%
Europe	18,793	8.6%	13,540	9.3%	38.8%
Asia South	12,137	5.5%	7,270	5.0%	66.9%
Total Net Revenues	218,989	100.0%	146,579	100.0%	49.4%

Based on the location of clients’ headquarters, the Company’s largest geographic market, the United States, accounted for US$107.9 million or 49.3% of net revenues, during the full year of 2011, followed by 18.6% for Japan, 18.0% for Greater China, 8.6% for Europe and 5.5% for Asia South.

The Company recorded strong growth across all geographies. For the full year 2011, the United States grew 36.0%, Europe grew 38.8%, Japan grew 20.6%, Greater China grew 211.2% and Asia South grew 66.9% year-over-year.

Net Revenues based on Location of Contract Signing Entity

	Full Year Ended		Full Year Ended		Year-over-Year
	December 31, 2011		December 31, 2010		% Change
	(US$ in thousands, except percentages)
Greater China	87,264	39.8%	48,801	33.3%	78.8%
United States	49,271	22.5%	33,992	23.2%	45.0%
Japan	47,671	21.8%	39,033	26.6%	22.1%
Asia South	29,673	13.6%	20,980	14.3%	41.4%
Europe	5,110	2.3%	3,773	2.6%	35.5%
Total Net Revenues	218,989	100.0%	146,579	100.0%	49.4%

Measuring the Company’s net revenues based on the location of contract signing entity, Greater China accounted for 39.8% of net revenues in the full year of 2011, while the United States accounted for 22.5%, Japan accounted for 21.8%, Asia South accounted for 13.6% and Europe accounted for 2.3%.

The Company achieved across-the-board, year-over-year net revenue growth based on the location of contract signing entities for the full year 2011: United States grew 45.0%, Europe grew 35.5%, Japan grew 21.1%, Greater China grew 78.8% and Asia South grew 41.4%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three, top five and top ten clients accounted for 26.1%, 34.8% and 50.1% of net revenues, respectively, during the full year of 2011, compared to 30.3%, 40.4% and 56.8%, respectively, in 2010. The improvement in client concentration was primarily due to the Company’s expanded client base.

The number of significant clients that contribute at least US$1.0 million to the Company’s net revenues for the full year 2011 increased to 36 from 27 at the end of 2010.

Gross Profit and Gross Margin

Gross profit was US$76.6 million for the full year 2011, an increase of 42.1% from US$53.9 million for the full year 2010. For full year 2011, gross margin was 35.0%, compared to 36.7% for 2010. Non-GAAP gross margin was 35.4%, compared to 37.3% for 2010. The decrease in gross margin was partly due to wage inflation as well as reduced productivity and lost billings associated with the impact of the earthquake that struck Japan on March 11, 2011, and subsequent tsunami.  This decrease was partially offset by the growth in higher value-added service solutions of CPS services during the year.

Operating Expenses

Total operating expenses were US$59.4 million for the full year 2011, an increase of 44.7% from US$41.0 million in 2010. The year-over-year increase was primarily due to expenses linked to strengthening management and sales teams, including the promotion of key managers. There was also an increase in expenses associated with non-cash items, including share-based compensation expense for retention and incentive, the amortization of acquired intangible assets and the change in fair value of contingent consideration payable for business acquisition. Total operating expenses as a percentage of total revenues were 27.1% in 2011, compared to 28.0% in 2010.

Operating Income and Operating Margin

Operating income for the full year 2011 was US$17.2 million, an increase of 34.0% from US$12.8 million in 2010. Non-GAAP operating income for the full year 2011 came to US$27.8 million, an increase of 43.5% from US$19.4 million in 2010.

Operating margin was 7.9% for full year 2011, compared to 8.8% for 2010, Non-GAAP operating margin was 12.7% for the full year 2011, compared to 13.2% in 2010.

Provision for Income Taxes

Provision for income taxes was US$1.7 million for the full year 2011, compared to a US$1.9 million provision for income taxes for in 2010. The effective tax rate for the full year 2011 was 8.5%.

Net Income and Net Income per ADS

Net income attributable to the Company was US$17.9 million for the full year 2011, an increase of 48.5% from US$12.1 million in 2010. Diluted net income per ADS was US$0.57 for the full year 2011.

Non-GAAP net income was US$28.5 million for the full year 2011, an increase of 53.3% from US$18.6 million in 2010. Non-GAAP diluted net income per ADS was US$0.90 for the full year 2011, compared to US$0.70 in 2010. Excluding the impact of US$0.04 per ADS from foreign currency loss(3), non-GAAP diluted net income per ADS was US$0.94 for full year 2011, compared to US$0.70 in 2010.

In 2011, five board directors of the Company were awarded a total of 237,500 non-vested common shares and 475,000 stock options under the Company’s existing remuneration and incentive plans. The weighted average fully diluted ADSs used in the calculation of net income per ADS was 31.5 million for full year 2011, compared to 26.7 million for 2010.

Cash Flow and DSO

As of December 31, 2011, the Company had cash and cash equivalents, restricted cash, and term deposits totaling US$136.8 million. Operating cash flow for full year of 2011 was a net inflow of approximately US$24.3 million.

Days sales outstanding was 92 days for the full year 2011.

(3)  Foreign currency gains or losses relate to U.S. dollars transferred into China which is pending conversion to Renminbi as of the end of the relevant period

Outlook for First Quarter and Full Year 2012

For the first quarter 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$65 million, representing an expected growth rate of at least 46.7% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$0.24 to US$0.25. This represents an expected growth rate of 60.0% to 66.7% year-over-year, based on 31.7 million weighted average ADSs outstanding

For the full year 2012, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$285 million, representing an expected growth rate of at least 30.1% year-over-year

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$1.14 to US$1.18. This represents an expected growth rate of 26.7% to 31.1% year-over-year, based on 32.0 million weighted average ADSs outstanding

The non-GAAP diluted net income per ADS estimates assume an effective income tax rate of between 13% to 15%.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to macroeconomic events in the markets in which the Company operates. See “Safe Harbor Statement” below for additional information regarding forward-looking statements.

Fourth Quarter and Full Year 2011 Conference Call Details

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Wednesday, February 29, 2012, (7:00 a.m. Beijing/Hong Kong Time on Thursday, March 1, 2012). Management will discuss results and highlights of the quarter and full year and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1-866-605-3852

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.mzcan.com/cancast/us/index.php?id=usHSFT_30&version=e.

A telephone replay will be available approximately one hour after the end of the call through March 8, 2012.

The dial-in numbers for the replay are as follows:

U.S. Toll Free: +1-877-344-7529

International Dial In: +1-412-317-0088

Conference Number: 10009249

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions.

For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, follow-on offering expenses and success fee related to business acquisition. Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	113,856	169,893
Restricted cash	1,222	359
Term deposits	21,681	—
Account receivable, net	61,413	43,761
Other current assets	7,135	6,885
Total current assets	205,307	220,898

Property, plant and equipment, net	13,774	9,772
Goodwill and intangible assets, net	52,546	23,092
Other long-term assets	1,552	1,330
Total assets	273,179	255,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $238 and $229 as of December 31, 2011 and December 31, 2010, respectively)	59,207	78,532
Other liabilities	4,082	1,608
Total liabilities	63,289	80,140
Total HiSoft Technology International Limited shareholders’ equity	208,484	174,952
Non-controlling interest	1,406	—
Total liabilities and equity	273,179	255,092

Note:

As of December 31, 2011, there were 595,868,033 ordinary shares (equivalent to 31,361,475 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

Net revenues	64,936	42,494	218,989	146,579
Cost of revenues	(41,402)	(27,143)	(142,427)	(92,718)
Gross profit	23,534	15,351	76,562	53,861

Operating expenses	(16,832)	(14,997)	(59,351)	(41,013)
Income from operations	6,702	354	17,211	12,848

Other income	832	419	2,905	1,143
Net income before income tax expenses	7,534	773	20,116	13,991

Income tax expenses	(459)	(247)	(1,718)	(1,934)
Net income	7,075	526	18,398	12,057

Add: Net income attributable to non-controlling interest	(278)	—	(497)	—
Net income attributable to HiSoft Technology International Limited	6,797	526	17,901	12,057

Net income per share
Basic	0.01	—	0.03	0.03
Diluted	0.01	—	0.03	0.02

Weighted average shares used in calculating net income per common share
Basic	572,171,855	543,177,029	566,247,106	315,964,432
Diluted	599,020,378	591,321,292	599,162,936	507,037,891

Net Income per ADS
Basic	0.23	0.02	0.60	0.49
Diluted	0.22	0.02	0.57	0.45

Weighted average ADS used in calculating net income per ADS
Basic	30,114,308	28,588,265	29,802,479	16,629,707
Diluted	31,527,388	31,122,173	31,534,891	26,686,205

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements Of Cash Flows (Unaudited)

(US dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
Cash flows from operating activities:
Net income	7,075	526	18,398	12,057
Adjustments to reconcile net income to net cash provided by operating activities:
(Reversal) provision for doubtful accounts	(163)	3,615	42	3,597
(Gain) loss on disposal of property, plant and equipment	(1)	(1)	37	454
Depreciation	1,317	755	4,400	2,918
Change in fair value of foreign-currency forward contract	(67)	—	(28)	15
Success fee related to business acquisition	—	—	450	—
Amortization of intangible assets	1,044	284	2,677	875
Interest (income) expense	—	(65)	64	(187)
Share-based compensation expenses	1,559	1,120	5,656	4,001
Changes in fair value of contingent consideration	384	630	1,824	1,194
Changes in operating assets and liabilities:
Accounts receivable	627	(4,768)	(12,735)	(18,871)
Other current assets	1,416	339	2,658	184
Income tax receivable	—	402	—	438
Other assets	(66)	(52)	2,170	(481)
Accounts payable	1,981	137	1,325	230
Other liabilities	803	2,309	(2,687)	5,098

Net cash provided by operating activities	15,909	5,231	24,251	11,522
Cash flows from investing activities:
Term deposits	10,675	—	(21,681)	—
Purchase of property, plant and equipment	(1,785)	(3,003)	(7,691)	(5,782)
Restricted cash	(54)	—	(836)	(8)
Net payments for business acquisitions	(2,109)	(2,500)	(7,716)	(5,296)
Payment on success fee related to business acquisition	—	—	(450)	—

Net cash provided by (used in) investing activities	6,727	(5,503)	(38,374)	(11,086)
Cash flows from financing activities:
Repayment of Bank loan	—	—	(40,064)	—
Proceeds from short-term borrowing	—	40,000	—	40,000
Cash received from share subscription receivables	—	—	—	1
Cash received from non-controlling interest	—	—	908	—
Proceeds from issuance of common share under employee option plan	634	6	5,292	538
Proceeds from issuance of common stock upon IPO	—	13,077	—	79,454
Deferred and contingent consideration paid for business acquisitions	(2,150)	—	(11,710)	(3,245)
Prepayment of initial public offering expenses	—	(1,422)	—	(3,816)
Payment on capital lease obligations	—	11	—	(174)
Net cash (used in) provided by financing activities	(1,516)	51,672	(45,574)	112,758
Effect of exchange rate changes	1,063	628	3,660	1,857

Net increase (decrease) in cash and cash equivalents	22,183	52,028	(56,037)	115,051
Cash and cash equivalents at beginning of period	91,673	117,865	169,893	54,842
Cash and cash equivalents at end of period	113,856	169,893	113,856	169,893

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010

GAAP operating income	6,702	354	17,211	12,848
GAAP operating income margin	10.3%	0.8%	7.9%	8.8%

Adjustments:
- Share-based compensation expenses	1,559	1,120	5,656	4,001
- Amortization of acquired intangible assets	1,044	284	2,677	875
- Change in fair value of contingent consideration payable for business acquisition	384	630	1,824	1,194
- Success fee related to business acquisition	—	—	450	—
- Follow-on offering expenses	—	469	—	469

Non-GAAP operating income	9,689	2,857	27,818	19,387
Non-GAAP operating income margin	14.9%	6.7%	12.7%	13.2%

GAAP net income	6,797	526	17,901	12,057
GAAP net margin	10.5%	1.2%	8.2%	8.2%

Adjustments:
- Share-based compensation expenses	1,559	1,120	5,656	4,001
- Amortization of acquired intangible assets	1,044	284	2,677	875
- Change in fair value of contingent consideration payable for business acquisition	384	630	1,824	1,194
- Success fee related to business acquisition	—	—	450	—
- Follow-on offering expenses	—	469	—	469

Non-GAAP net income	9,784	3,029	28,508	18,596
Non-GAAP net margin	15.1%	7.1%	13.0%	12.7%

Non-GAAP net income per ADS
Basic	0.32	0.11	0.96	0.75
Diluted	0.31	0.10	0.90	0.70

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	30,114,308	28,588,265	29,802,479	16,629,707
Diluted	31,527,388	31,122,173	31,534,891	26,686,205

GAAP net income per ADS
Basic	0.23	0.02	0.60	0.49
Adjustments:
- Share-based compensation expenses	0.05	0.04	0.19	0.15
- Amortization of acquired intangible assets	0.03	0.01	0.09	0.04
- Follow-on offering expenses	—	0.02	—	0.02
- Change in fair value of contingent consideration payable for business acquisition	0.01	0.02	0.06	0.05
- Success fee related to business acquisition	—	—	0.02	—
Non-GAAP net income per ADS
Basic	0.32	0.11	0.96	0.75

GAAP net income per ADS
Diluted	0.22	0.02	0.57	0.45
Adjustments:
- Share-based compensation expenses	0.05	0.04	0.18	0.15
- Amortization of acquired intangible assets	0.03	0.01	0.08	0.03
- Follow-on offering expenses	—	0.02	—	0.02
- Change in fair value of contingent consideration payable for business acquisition	0.01	0.01	0.06	0.05
- Success fee related to business acquisition	—	—	0.01	—
Non-GAAP net income per ADS
Diluted	0.31	0.10	0.90	0.70

Note:

Basic and diluted non-GAAP net income per ADS are computed using non-GAAP net income and the same number of ADSs used in calculating basic and diluted GAAP net income per ADS.